UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 0-32269 CUSIP NUMBER 769320 10 2
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended:     February 28, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Riverstone Networks, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Great America Parkway

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the registrant has been performing a review of its accounting practices for its fiscal years 2002 and fiscal 2003. Riverstone is attempting to conclude its review of its accounting practices and issue the restatements for previously reported periods promptly, but it presently cannot state with any certainty when this will occur.

The registrant plans to file its Form 10-K for the fiscal year ended February 28, 2004, due on May 13, 2004, as soon as practicable, but does not currently expect that the Form 10-K for the fiscal year ended February 28, 2004 will be filed on or before the fifteenth day following the required filing date as prescribed in Rule 12b-25.

As previously disclosed, the registrant has received a request from the Securities and Exchange Commission for the voluntary production of certain information in connection with the registrant’s accounting practices. As previously announced, the registrant has been informed that the SEC has issued a formal order of investigation in connection with the matters which were the subject of the request for information. The registrant is fully cooperating with the SEC.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the timing of any restatement and the filing of its Form 10-K, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the accounting practices review, changes in the scope and nature of, and the outcome of, the SEC investigation regarding the registrant’s accounting practices, the ability of the registrant to file its periodic reports, whether the registrant’s outstanding convertible notes are subject to accelerated repayment under the terms of the indenture governing the notes, the impact of any such repayment on the registrant or its business and related litigation, the impact of the restatement on the registrant’s financial results, and the risks detailed from time to time in the registrant’s periodic reports filed under the Exchange Act, including its quarterly report on Form 10-Q for the period ended November 30, 2002 and amended current report on Form 8-K/A dated August 27, 2003. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

Roger A. Barnes	408	878-6500
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐ Yes        ☒ No

Annual Report on Form 10-K for fiscal year ended March 1, 2003, and Quarterly Reports on Form 10-Q for quarters ended May 31, 2003, August 30, 2003 and November 29, 2003

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes        ☐ No

Due to the accounting practices review and restatement process, a reasonable estimate and comparison of the results of operations beyond the following preliminary estimates cannot be made at this time. On April 29, 2004, the registrant issued a press release containing its preliminary revenue estimates and cash balances for the fiscal quarter ended February 28, 2004. All statements in the press release represented current expectations and were based on preliminary, unaudited results, which are subject to change as a result of the audit process, the registrant’s ongoing restatement process and its accounting practices review. The release stated that, using the sell-through method of revenue recognition, the registrant expects to report total revenues for the fourth quarter of fiscal 2004 of between $10.5 million and $11.5 million, compared with revenues of approximately $9 million estimated for the third quarter ended November 29, 2003. The release also stated that the net decrease in cash and cash equivalents during the quarter was $13.8 million, compared to $17.9 million in the third quarter and $29.3 million in the second quarter of fiscal 2004. In addition, the release stated that the registrant’s cash position, defined as cash equivalents and marketable securities, totaled $254.4 million at February 28, 2004, compared with $268.2 million at November 29, 2003, and that convertible debt outstanding remained $131.8 million, with interest payments being made semi-annually as required under the indenture. As previously disclosed, the registrant has been performing a review of its accounting practices. The registrant is attempting to conclude its review of its accounting practices and issue the restatements promptly, but it presently cannot state with any certainty when this will occur. There can be no assurance that the restatement process and/or the accounting practices review will not result in a determination to revise the preliminary estimates provided in the April 29, 2004 release or the previously announced preliminary results of the review, or to further restate the registrant’s financial statements.

Riverstone Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2004	By:	/s/ Roger A. Barnes

Roger A. Barnes, Executive Vice President and Chief Financial Officer